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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------

                                  SCHEDULE TO

                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                           --------------------------

                            HOUGHTON MIFFLIN COMPANY
                       (Name of Subject Company (Issuer))

                               SORAYA MERGER INC.
                               VIVENDI UNIVERSAL
                      (Names of Filing Persons (Offerors))
                           --------------------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                    44156010
                     (CUSIP Number of Class of Securities)
                           --------------------------

                         GEORGE E. BUSHNELL, III, ESQ.
                     C/O VIVENDI UNIVERSAL HOLDING I CORP.
                        800 THIRD AVENUE, SEVENTH FLOOR
                            NEW YORK, NEW YORK 10022
                           TELEPHONE: (212) 572-7855
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   COPIES TO:
                              FAIZA J. SAEED, ESQ.
                            CRAVATH, SWAINE & MOORE
                               825 EIGHTH AVENUE
                         NEW YORK, NEW YORK 10019-7475
                           TELEPHONE: (212) 474-1000
                           --------------------------

                           CALCULATION OF FILING FEE:

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE**
                  $1,732,667,040                                         $346,534

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 28,877,784 shares of common stock of Houghton Mifflin Company at the tender offer price of $60.00 per share of common stock.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:..........  N/A         Filing Party:....................  N/A
Form or Registration No.:........  N/A         Date Filed:......................  N/A

/ / CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
/ / ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
/ / GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
/ / AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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
    This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Soraya Merger Inc., a Massachusetts corporation (the "Purchaser") and a wholly owned subsidiary of Vivendi Universal, a societe anonyme organized under the laws of France ("Parent"), to purchase all the outstanding shares of Common Stock, par value $1.00 per share, including the rights to purchase the Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement, as amended, dated as of July 30, 1997 by and between the Company (as defined below) and BankBoston, N.A., as Rights Agent (together, the "Shares"), of Houghton Mifflin Company, a Massachusetts corporation (the "Company"), at a purchase price of $60.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 8, 2001 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(A) and (a)(1)(C), respectively. This Schedule TO is being filed on behalf of the Purchaser and Parent.

    The information set forth in the Offer to Purchase, including the Schedule thereto, is hereby incorporated by reference in answer to items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein.

ITEM 1. SUMMARY TERM SHEET.

    The information set forth in the "SUMMARY TERM SHEET" in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

    (a) The name of the subject company is Houghton Mifflin Company, a Massachusetts corporation. The Company's executive offices are located at 222 Berkeley Street, Boston, Massachusetts 02116, telephone: (617) 351-5000.

    (b) The class of securities to which this statement relates is the Shares (as defined above), of which 28,877,784 Shares were issued and outstanding as of April 30, 2001. The information set forth on the cover page and in the "INTRODUCTION" of the Offer to Purchase is incorporated herein by reference.

    (c) The information set forth in "THE TENDER OFFER--Section 6. Price Range of the Shares; Dividends on the Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

    (a) This Tender Offer Statement is filed by Parent and the Purchaser. The information set forth in "THE TENDER OFFER--Section 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

    (b) The information set forth in "THE TENDER OFFER--Section 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference.

    (c) The information set forth in "THE TENDER OFFER--Section 9. Certain Information Concerning Parent and the Purchaser" of the Offer to Purchase and on
Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase
(i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

ITEM 4. TERMS OF THE TRANSACTION.

    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    (a) The information set forth in "THE TENDER OFFER--Section 11. Contacts and Transactions with the Company; Background of the Offer" of the Offer to Purchase is incorporated herein by reference. Except as disclosed above in this Item 5(a), during the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

    (b) The information set forth in the "INTRODUCTION," "THE TENDER OFFER--Section 11. Contacts and Transactions with the Company; Background of the Offer" and "THE TENDER OFFER--Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference. Except as set forth in the "INTRODUCTION," "THE TENDER OFFER--Section 11. Contacts and Transactions with the Company; Background of the Offer" and "THE TENDER OFFER--Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this Item 5(b) between any of the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed on
Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    (a), (c) (4), (6) and (7) The information set forth in the "INTRODUCTION," "THE TENDER OFFER--Section 11. Contacts and Transactions with the Company; Background of the Offer" and "THE TENDER OFFER--Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" of the Offer to Purchase is incorporated herein by reference.

    (c) (1), (2), (3) and (5) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    The information set forth in "THE TENDER OFFER--Section 10. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Not applicable.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

    The information set forth in the "INTRODUCTION" and "THE TENDER OFFER--Section 16. Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

    Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

    (a) The information set forth in "THE TENDER OFFER--Section 12. Purpose of the Offer; the Merger Agreement; Plans for the Company" and "THE TENDER OFFER--Section 15. Certain Legal Matters" of the Offer to Purchase is incorporated herein by reference.

    (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)  Offer to Purchase dated June 8, 2001.
(a)(1)(B) Recommendation Statement on Schedule 14D-9 of the Company dated June 8, 2001.
(a)(1)(C)  Letter of Transmittal.
(a)(1)(D)  Notice of Guaranteed Delivery.
(a)(1)(E)  Letter to Brokers, Dealers, Banks, Trust Companies and Other
           Nominees.
(a)(1)(F)  Letter to Clients for use by Brokers, Dealers, Banks, Trust
           Companies and Other Nominees.
(a)(1)(G)  Guidelines for Certification of Taxpayer Identification
           Number on Substitute Form W-9.
(a)(1)(H)  Joint Press Release issued by Parent and the Company on June
           1, 2001.
(a)(1)(I)  Summary Advertisement published June 8, 2001.
(a)(1)(J) Letter to Stockholders of the Company from the Chairman of the Board and Chief Executive Officer of the Company dated
           June 8, 2001.
(b)        Not applicable.
(d)(1)     Agreement and Plan of Merger dated as of June 1, 2001, among
           Parent, the Purchaser and the Company.
(d)(2)     Confidentiality Agreement dated January 17, 2001 between
           Parent, the Company and Havas.
(g)        Not applicable.
(h)        Not applicable.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       SORAYA MERGER INC.

                                                       By:  /s/ DEBRA FORD
                                                            -----------------------------------------
                                                            Name:  Debra Ford
                                                            Title:  President, Treasurer and Clerk

                                                       VIVENDI UNIVERSAL

                                                       By:  /s/ GEORGE E. BUSHNELL, III
                                                            -----------------------------------------
                                                            Name: George E. Bushnell, III
                                                            Title: Vice President

Dated: June 8, 2001

                               INDEX TO EXHIBITS

EXHIBIT NUMBER        DOCUMENT
--------------        --------
(a)(1)(A)             Offer to Purchase dated June 8, 2001.

(a)(1)(B) Recommendation Statement on Schedule 14D-9 of the Company dated June 8, 2001.

(a)(1)(C)             Letter of Transmittal.

(a)(1)(D)             Notice of Guaranteed Delivery.

(a)(1)(E)             Letter to Brokers, Dealers, Banks, Trust Companies and Other
                      Nominees.

(a)(1)(F)             Letter to Clients for use by Brokers, Dealers, Banks, Trust
                      Companies and Other Nominees.

(a)(1)(G)             Guidelines for Certification of Taxpayer Identification
                      Number on Substitute Form W-9.

(a)(1)(H)             Joint Press Release issued by Parent and the Company on
                      June 1, 2001.

(a)(1)(I)             Summary Advertisement published June 8, 2001.

(a)(1)(J) Letter to Stockholders of the Company from the Chairman of the Board and Chief Executive Officer of the Company dated
                      June 8, 2001.

(b)                   Not applicable.

(d)(1)                Agreement and Plan of Merger dated as of June 1, 2001, among
                      Parent, the Purchaser and the Company.

(d)(2)                Confidentiality Agreement dated January 17, 2001, between
                      Parent, the Company and Havas.

(g)                   Not applicable.

(h)                   Not applicable.